UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

vTv Therapeutics Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

918385 105
(CUSIP Number)

Steven M. Cohen
Executive Vice President, Chief Administrative Officer and General Counsel
MacAndrews & Forbes Incorporated
35 East 62nd Street
New York, NY 10065
212-572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New  York, NY 10019-6064
(212) 373-3000

November 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D	Page 2 of 10
918385 105
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
MacAndrews & Forbes Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,218,756 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,218,756 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,218,756 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes (i) 12,417,568 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer, (ii) 23,084,267 shares of Class A Common Stock issuable upon exchange of 23,084,267 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC and (iii) 716,921 shares of Class A Common Stock issuable to MacAndrews & Forbes Group LLC (“M&F Group”) upon exercise of Common Stock Purchase Warrants held by M&F Group (the “Warrants”) that are beneficially owned by the “Reporting Persons” (as defined below).  The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.  Includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Ronald O. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.

(2)
The calculation assumes that there is a total of 43,342,990 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 716,921 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 29, 2018.

CUSIP No.	SCHEDULE 13D	Page 3 of 10
918385 105
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
MacAndrews & Forbes LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,733,823 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,733,823 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,733,823 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)

The information set forth in Item 5 is incorporated by reference.  Includes (i) 10,016,902 shares of Class A Common Stock and (ii) 716,921 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants.

(2)

The calculation assumes that there is a total of 43,342,990 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 716,921 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 29, 2018.

CUSIP No.	SCHEDULE 13D	Page 4 of 10
918385 105
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MacAndrews & Forbes Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,733,823 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,733,823 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,733,823 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes (i) 10,016,902 shares of Class A Common Stock and (ii) 716,921 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants.

(2)
The calculation assumes that there is a total of 43,342,990 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 716,921 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 29, 2018.

CUSIP No.	SCHEDULE 13D	Page 5 of 10
918385 105
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
MFV Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,779,499 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,779,499 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,779,499 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 42,626,069 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of November 29, 2018.

CUSIP No.	SCHEDULE 13D	Page 6 of 10
918385 105
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
M&F TTP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  Represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 42,626,069 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of November 29, 2018.

CUSIP No.	SCHEDULE 13D	Page 7 of 10
918385 105
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
M&F TTP Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)

The information set forth in Item 5 is incorporated by reference.  Represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)

The calculation assumes that there is a total of 42,626,069 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of November 29, 2018.

CUSIP No.	SCHEDULE 13D	Page 8 of 10
918385 105
This Amendment No. 14 (“Amendment No. 14”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015, as further amended by Amendment No. 2 to the statement on Schedule 13D, dated October 5, 2015, as further amended by Amendment No. 3 to the statement on Schedule 13D, dated April 6, 2016, as further amended by Amendment No. 4 to the statement on Schedule 13D, dated August 15, 2017, as further amended by Amendment No. 5 to the statement on Schedule 13D, dated December 7, 2017, as further amended by Amendment No. 6 to the statement on Schedule 13D, dated May 29, 2018, as further amended by Amendment No. 7 to the statement on Schedule 13D, dated June 20, 2018, as further amended by Amendment No. 8 to the statement on Schedule 13D, dated July 10, 2018, as further amended by Amendment No. 9 to the statement on Schedule 13D, dated August 1, 2018, as further amended by Amendment No. 10 to the statement on Schedule 13D, dated August 14, 2018, as further amended by Amendment No. 11 to the statement on Schedule 13D, dated September 10, 2018, as further amended by Amendment No. 12 to the statement on Schedule 13D, dated October 1, 2018 and as further amended by Amendment No. 13 to the statement on Schedule 13D, dated November 6, 2018  (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), MFV Holdings One LLC, a Delaware limited liability company (“MFV”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), and M&F TTP Holdings Two LLC, a Delaware limited liability company (“M&F TTP Two”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On November 29, 2018, M&F Group purchased 1,879,700 shares of Class A Common Stock from the Issuer pursuant to the terms of the previously disclosed letter agreement, dated as of July 30, 2018, between M&F Group and the Issuer.  The funds used for the purchase of 1,879,700 shares of the Class A Common Stock were derived from general working capital.  A total of $2,500,000 in cash was paid to acquire such shares.

Item 5. Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) MacAndrews & Forbes directly or indirectly controls M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  Including (i) the 23,084,267 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding and (ii) 716,921 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, 36,218,756 shares of Class A Common Stock are beneficially owned by Mr. Perelman and MacAndrews & Forbes; 24,779,499 shares of Class A Common Stock are beneficially owned by MFV; 22,378,833 shares of Class A Common Stock are beneficially owned by M&F TTP and M&F TTP Two; and 10,733,823 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group.  Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  The number of shares reported as beneficially owned by MacAndrews & Forbes includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.  Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of his pecuniary interest therein.

CUSIP No.	SCHEDULE 13D	Page 9 of 10
918385 105
The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and MacAndrews & Forbes represents approximately 83.6% of the Class A Common Stock, (ii) MFV represents approximately 58.1% of the Class A Common Stock, (iii) M&F TTP and M&F TTP Two represents approximately 52.5% of the Class A Common Stock and (iv) M&F LLC and M&F Group represents approximately 24.8% of the Class A Common Stock (assuming, in the case of MFV, M&F TTP and M&F TTP Two, that there is a total of 42,626,069 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of November 29, 2018, and, in the case of the beneficial ownership of Mr. Perelman, MacAndrews & Forbes, M&F LLC and M&F Group, that there is a total of 43,342,990 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 716,921 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 29, 2018).

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 13 to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information below.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on November 30, 2018 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:
Joint Filing Agreement, dated November 30, 2018, between MacAndrews & Forbes Incorporated, MacAndrews & Forbes LLC, MacAndrews & Forbes Group LLC, MFV Holdings One LLC, M&F TTP Holdings LLC and M&F TTP Holdings Two LLC.

CUSIP No.	SCHEDULE 13D	Page 10 of 10
918385 105
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2018

MacAndrews & Forbes Incorporated

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MacAndrews & Forbes LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MacAndrews & Forbes Group LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MFV Holdings One LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

M&F TTP Holdings LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

M&F TTP Holdings Two LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary